P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

June 15, 2023

VIA EDGAR

Ms. Melissa Kindelan

Ms. Kathleen Collins

Mr. Austin Pattan

Mr. Jeff Kauten

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nvni Group Limited
Draft Registration Statement on Form F-4
Confidentially Submitted March 24, 2023
CIK No. 0001965143

Ladies and Gentlemen:

Thank you for your letter dated April 24, 2023, addressed to the undersigned, Pierre Schurmann, Chief Executive Officer of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s registration statement on Form F-4 confidentially submitted with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2023 (the “Draft Registration Statement”).

We appreciate the effort that went into the Staff’s comments and have carefully considered the Staff’s comments on the Draft Registration Statement. Our responses to the Staff’s comments as well as certain other updated information are set forth below. To facilitate the Staff’s review, we have keyed our responses on the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow the comments. Where our response is contained in the amendment to the Draft Registration Statement (“Filed Registration Statement”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

Defined terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Filed Registration Statement.

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[1]

The page number mentioned in the heading refers to the page number of the Draft Registration Statement and the page number mentioned in the response refers to the page number of the Filed Registration Statement.

Cover Page

1.

Please revise your discussion of the balance in the Trust Account as of the record date to also disclose the number of shares redeemed to date and the number available for redemption. Similar revisions should be made elsewhere throughout the filing where you discuss Mercato’s current public shares outstanding to clarify that such amounts are net of 18,699,637 shares of Mercato Class A Common Stock (or approximately 81% of the Public Shares) that were redeemed on February 3, 2023 in connection with the extension meeting.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the sections in the Filed Registration Statement titled “Notice of Special Meeting of Stockholders of Mercato Partners Acquisition Corporation,” “Questions and Answers About the Business Combination and the Special Meeting – How many votes do I have at the special meeting? ” on page 11, “Summary of the Proxy Statement/Prospectus – Voting Power; Record Date” on page 32 and “The Special Meeting of Mercato Stockholders” on page 134.

2.

Please revise to disclose that you expect to be “controlled company” under the marketplace rules of the Nasdaq Stock Market following the business combination. Identify the majority shareholder(s) and state its ownership percentage.

Response: In response to the Staff’s comment, the Company has revised the “Notice of Special Meeting of Stockholders of Mercato Partners Acquisition Corporation” in the Filed Registration Statement.

3.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the sections in the Filed Registration Statement titled “Notice of Special Meeting of Stockholders of Mercato Partners Acquisition Corporation,” “Questions and Answers About the Business Combination and the Special Meeting – Can the Sponsor redeem its Founder Shares in connection with the Closing of the Business Combination?” on page 15.

Summary of the Proxy Statement/Prospectus

New Nuvini Earnout Shares, page 25

4.

Please revise to explain further the terms of the Nuvini Earnout Agreements and describe the earnout events that must be satisfied in order for the Nuvini Earnout Shares to be issued. Also, clarify what person or persons will be receiving the Earnout Shares, assuming the earnout conditions are met.

Response: In response to the Staff’s comment, the Company has revised the sections in the Filed Registration Statement titled “Summary of the Proxy Statement/Prospectus – New Nuvini Earnout Shares” on pages 26 to 28 and “The Business Combination – New Nuvini Earnout Shares” on pages 143 to 145.

Ownership of New Nuvini Following the Closing, page 27

5.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the sections in the Filed Registration Statement titled “Summary of the Proxy Statement/Prospectus – Ownership of New Nuvini Following the Closing ” on pages 30 to 31, “The Business Combination Agreement and Ancillary Documents – The Business Combination Agreement – Consideration to be Received in the Business Combination – Ownership of New Nuvini Following the Closing” on page 184 and “Unaudited Pro Forma Condensed Combined Financial Information – Basis of Pro Forma Presentation” on pages 203 to 206.

Risk Factor Summary, page 36

6.

Please revise here to highlight that Nuvini S.A. has identified numerous material weaknesses in its internal control over financial reporting and address the fact that prior period financial statements have been restated as a result of such weaknesses. Also, revise the risk factor discussion on page 85 to describe what steps in your remediation plan, if any, have been completed and what remains to be completed. Also, disclose when Nuvini expects to fully remediate the weaknesses and any material costs they expect to incur to complete their remediation efforts.

Response: In response to the Staff’s comment, the Company has revised the sections in the Filed Registration Statement titled “Summary of the Proxy Statement/Prospectus – Risk Factor Summary” on page 40 and “Risk Factors – Financial, Tax, Accounting-Related Risks – Nuvini S.A. has identified material weaknesses in its internal control over financial reporting and information technology general controls, and as a result restated its previous period’s financial statements. If Nuvini S.A. fails to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, Nuvini S.A. may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud.” on pages 88 to 90.

Summary Historical Consolidated Financial Information of Nuvini, page 38

7.	Please revise within the body of the table on page 39 to make it clear that the financial statements presented for Nuvini are in Brazilian reais.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Summary Historical Consolidated Financial Information of Nuvini” on page 41.

Risk Factors

In the event that a significant number of shares of Mercato Class A Common Stock are redeemed…, page 92

8.

We note your risk factor that Mercato has experienced a significant number of redemptions and could experience further redemption in connection with the business combination. Please expand this risk factor to highlight the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms. Discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Filed Registration Statement titled “Risk Factors – Financial, Tax, Accounting-Related Risks – In the event that a significant number of shares of Mercato Class A Common Stock are redeemed, Mercato Common Stock (or New Nuvini Ordinary Shares following the Business Combination) may become less liquid.” on page 96.

The Sponsor, Mercato’s directors, officers, advisors or their affiliates may enter into certain transactions…, page 94

9.

We note that the Sponsor and its affiliates may purchase Mercato securities in the open market to reduce redemption rates and that the price offered in such purchases will be higher than the redemption price. We also note that the SPAC sponsor intends to vote the purchased securities in favor of approving the business combination transaction. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Filed Registration Statement titled “Risk Factors – Risks for Mercato’s Stockholders Related to Mercato, the Business Combination and the Mercato Stockholder Redemption – The Sponsor, Mercato’s directors, officers, advisors or their affiliates may enter into certain transactions, including purchasing Public Shares or Public Warrants from the public, which may influence the outcome of the Business Combination and reduce the public “float” of the Mercato Class A Common Stock.” on pages 98 to 99.

The Business Combination

Background of the Business Combination, page 143

10.

Please revise your narrative discussion to disclose the date in which Mercato ceased discussion with other potential business combination targets and began to engage solely with Nuvini Holdings. Include a discussion of the reasons why the board determined not to proceed with any of the other potential business combinations referenced.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Filed Registration Statement titled “The Business Combination – Background of the Business Combination” on page 149.

Mercato Board’s Reasons for Approval, page 148

11.

We note your statement that the provided list of factors supporting the board recommendation of the transaction is “including but not limited to” the listed material factors considered by the board. Please revise to include all material factors considered by the board in recommending the transaction.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Filed Registration Statement titled “The Business Combination – Mercato Board’s Reasons for Approval” on page 153.

Certain Unaudited Projected Financial Information, page 152

12.	We note that you have a provided a summary of the projections relied upon by the board. Please revise to include the material projections presented to the board.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Filed Registration Statement titled “The Business Combination – Certain Unaudited Projected Financial Information” on pages 159 to 160.

13.

We note that you provide a summary of the key assumptions used in the projections provided by Nuvini S.A. to the board. Please revise your disclosure to state whether this includes all material assumptions underlying the projections.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “The Business Combination – Certain Unaudited Projected Financial Information” on page 160.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 199

14.

Please revise to disclose under the maximum redemption scenario that in the event the aggregate cash consideration Mercato would be required to pay for all Mercato Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to Mercato, Mercato will not complete the Business Combination or redeem any shares, all Mercato Class A Common Stock submitted for redemption will be returned to the holders thereof, and Mercato instead may search for an alternate business combination, consistent with your disclosures on page 93.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the sections in the Filed Registration Statement titled “Summary of the Proxy Statement/Prospectus – Summary Unaudited Pro Forma Condensed Combined Financial Information” on pages 44 to 45 and “Unaudited Pro Forma Condensed Combined Financial Information – Anticipated Accounting Treatment of the Business Combination – Basis of Pro Forma Presentation” on pages 203 to 206.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 201

15.

Please revise to include either pro forma adjustments or a note to the pro forma financial statements addressing the Extension Promissory Instrument. Ensure you disclose the amount issued since the most recent balance sheet date and the repayment terms of such Instrument.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Notes to Unaudited Pro Forma Condensed Combined Financial Information – 1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information – Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position” on pages 210 to 217.

16.	Please explain, and revise your disclosures as necessary to clarify, your reference to the issuance and sale of New Nuvini Ordinary Shares in pro forma adjustment (l).

Response: In response to the Staff’s comment, the Company removed such reference from page 212 in the Filed Registration Statement.

Business of Nuvini and Certain Information About Nuvini

Business Overview, page 212

17.

You state that the acquisition targets of Nuvini S.A. are generally profitable. However, your risk factor disclosure on page 45 indicates that Nuvini S.A. has a history of net losses. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Business of Nuvini and Certain Information About Nuvini – Business Overview” on page 221 and “– Growth Strategy” on page 228.

Capabilities of the Nuvini Acquired Companies, page 217

18.

For those acquired entities that materially contribute to your revenues please expand your discussion of the products sold and/or services performed for each of the last three financial years. Refer to Item 4.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Business of Nuvini and Certain Information about Nuvini – Capabilities of the Nuvini Acquired Companies” on pages 226 to 228.

Growth Strategy, page 218

19.	Please expand your disclosure to describe when a target company is included in your “current engaged pipeline.”

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Business of Nuvini and Certain Information About Nuvini – Growth Strategy” on page 228.

20.	Please provide a basis for the statement that the current engaged pipeline has approximately R$1.6 billion in net revenues and R$320 million in EBITDA expected in fiscal year 2023.

Response: In response to the Staff’s comment, the Company removed such statement from page 228 in the Filed Registration Statement titled “Business of Nuvini and Certain Information About Nuvini – Growth Strategy.”

Customers, page 221

21.

We note your disclosure regarding the benefits of your solutions to the management teams of companies acquired by Nuvini S.A. Please revise your disclosure to describe the company’s end customer base and disclose the number of customers for the periods presented.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Business of Nuvini and Certain Information About Nuvini – Customers” on page 231..

Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations Significant Factors Affecting Nuvini S.A.’s Results of Operations, page 231

22.

We note your reference to customer count and high customer retention rates on page 213. We further note that your business is guided by a land and expand strategy. Please tell us what key performance indicators management uses to monitor your ability to grow and retain your customer base and revise to include a quantified discussion of such measures. We refer you to SEC Release 33-10751.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Result of Operations – Significant Factors Affecting Nuvini S.A.’s Results of Operations – Key Performance Indicators” on pages 241 to 242 and “– Non-IFRS measures Key Performance Indicators” on page 243.

Non-GAAP Financial Measures, page 241

23.

Please revise the title of this section to refer to Non-IFRS measures. Also revise elsewhere in this prospectus to ensure references are made to non-IFRS measures, not non-GAAP measures, where appropriate.

Response: In response to the Staff’s comment, the Company has revised the sections in the Filed Registration Statement titled “Important Information about GAAP, IFRS, and Non-IFRS Financial Measures” on page 3, “The Business Combination – Certain Unaudited Projected Financial Information” on pages 157 to 158 and “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-IFRS Financial Measures” on pages 253 to 254.

24.

You state that neither EBITDA nor Adjusted EBITDA should not be considered as a measure of financial performance under IFRS. As written, this statement appears to indicate that EBITDA and Adjusted EBITDA are measures of financial performance under IFRS. Please explain or revise.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non IFRS Financial Measures” on page 253.

25.

You also disclose that Adjusted EBITDA provides further insight into Nuvini S.A.’s operating cash flow with the addition of adjustments that are typically one-time non-cash expenses. Please explain the purpose of this disclosure. If you believe adjusted EBITDA is a liquidity measure, revise to reconcile it to net cash used in operating activities, the most comparable IFRS liquidity measure. If not, revise this discussion to further explain or consider removing the reference to operating cash flows.

Response: In response to the Staff’s comment, the Company removed such statement from the section in the Filed Registration Statement titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-IFRS Financial Measures” on pages 253 to 254.

Going Concern, Liquidity and Capital Resources, page 242

26.

You disclose that you cannot be certain when or if your operations will generate sufficient cash to fully fund your ongoing operations or the growth of the business. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Going Concern, Liquidity and Capital Resources – Going Concern” on pages 254 to 256 and “– Sources of Liquidity” on pages 256 to 257.

Nuvini S.A. Explanatory Notes to Consolidated Financial Statements for the Years Ended December 31, 2021

Note 6. Business Combinations, page F-52

27.

Please revise to disclose fixed deferred consideration for each acquisition separately from the contingent consideration. Refer to paragraph B65(f) of IFRS 3. Also, disclose in quantified terms the amount of deferred consideration that will be paid in cash versus the amount that will be paid Nuvini Holdings Limited or New Nuvini ordinary shares and the due dates of each for each acquisition. Provide a similar discussion as it relates to the contingent consideration for each acquisition. Refer to B67(b) of IFRS 3.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Explanatory Notes to Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 – Note 5. Business Combinations” on pages F-75 to F-79.

Note 26. Subsequent Events, page F-77

28.

Please revise to disclose whether the Business Combination will be liquidity event under the separate agreement entered into with the Initial Investors, disclosed on page F-67, such that the Exposure Premium will be paid. Similarly, disclose whether the Business Combination will be considered a Contribution Event for the subscription rights, described on page F-69, such that those rights may be exercised by the holders. Refer to IAS 10 paragraph 21.

Response: In response to the Staff’s comment, the Company has revised the section in the Filed Registration Statement titled “Explanatory Notes to Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 – Note 5. Business Combinations” on pages F-75 to F-79 and “–  Note 15. Debentures” on pages F-93 to F-95.

General

29.

We understand that BofA Securities, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with BofA.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Filed Registration Statement titled “Risk Factors – Risks Related to Business Combination – BofA was to be compensated in part on a deferred basis for services already rendered as underwriter in connection with the Mercato IPO. BofA, gratuitously and without any consideration from Mercato or Nuvini, waived such compensation without any conditions and disclaimed any responsibility for this proxy statement/ prospectus.” on page 110.

30.

Please describe what relationship existed between BofA Securities and Mercato Partners Acquisition Corporation after the close of the IPO, including any financial or merger-related advisory services conducted by BofA. For example, clarify whether BofA had any role in the identification or evaluation of business combination targets.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company has revised the section in the Filed Registration Statement titled “Risk Factors – Risks Related to Business Combination – BofA was to be compensated in part on a deferred basis for services already rendered as underwriter in connection with the Mercato IPO. BofA, gratuitously and without any consideration from Mercato or Nuvini, waived such compensation without any conditions and disclaimed any responsibility for this proxy statement/ prospectus.” on page 110.

31.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment and after consultation with Mercato, the Company advises the Staff that the Sponsor is not controlled by, and has no substantial ties with, any non-U.S. person. Additionally, the Company has revised the section in the Filed Registration Statement titled “Questions and Answers About the Business Combination and the Special Meeting – Why is Mercato proposing the Business Combination” on pages 6 to 7.

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If the Staff has comments or questions regarding our responses as set forth above or in the Filed Registration Statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff. We are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned, through counsel, Edward S. Best of Mayer Brown LLP at +1 (312) 701-7100 or ebest@mayerbrown.com, if you have any other comments or questions.

Very truly yours,

NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name:	Pierre Schurmann
Title:	Chief Executive Officer

cc:	Edward S. Best
Mayer Brown LLP